Registration Statement No. 333-217200

Filed Pursuant to Rule 433

August 2, 2018

REX SHARES AND BANK OF MONTREAL EXPAND SUITE OF MICROSECTORSTM
“FANG+™” EXCHANGE TRADED NOTES ON NYSE ARCA

WESTPORT, Conn., August 2, 2018 /PRNewswire/ – REX Shares, LLC (REX) today announced the launch of three additional MicroSectorsTM ETNs in their partnership with Bank of Montreal. The MicroSectors™ FANG+™ Index 2X Leveraged ETNs (Ticker: FNGO), the MicroSectors™ FANG+™ Index -2X Inverse Leveraged ETNs (Ticker: FNGZ) and the MicroSectors™ FANG+™ Index Inverse ETNs (Ticker: GNAF) are based on the NYSE® FANG+TM Index and started trading today on NYSE Arca.

The NYSE® FANG+TM Index (NYFANG) was created in 2017 by ICE Data Services, part of the Intercontinental Exchange (NYSE: ICE), to provide exposure to a select group of widely-held technology stocks. This includes the five core “FANG” stocks — Facebook®, Apple®, Amazon®, Netflix® and Alphabet®’s Google®, plus another five actively-traded technology growth stocks — Alibaba®, Baidu®, NVIDIA®, Tesla® and Twitter®. ICE Futures U.S. subsequently launched a series of quarterly cash-settled index futures contracts based on the NYSE® FANG+TM Index in order to offer hedging of and exposure to these companies.

REX, a provider of alternative investment products, created the first MicroSectorsTM ETNs earlier this year in partnership with Bank of Montreal and has seen significant market interest since their adoption. “FANG stocks have been actively traded this year,” said Greg King, Founder and CEO of REX, “Our MicroSectorsTM suite gives sophisticated investors and traders the tools to express views on that large-cap part of the market.” Bank of Montreal worked with REX on certain elements of product design and REX acts as Structuring Agent for the ETNs.

“We are pleased to further our relationship with REX Shares and ICE Data Services with the addition of these exchange traded notes that complete our FANG+TM family of ETNs. These trading products offer investors a strategic way to enhance their exposure to actively traded technology companies,” said Laurence Kaplan, MD & Head, US Notes, BMO Capital Markets. “We are pleased to be able to build and offer the full suite of these exchange traded products that give investors the ability to increase or decrease their exposure to these technology companies, depending on their needs.”

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including pricing supplements, prospectus supplement and prospectus) with the SEC about the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

Media Contacts (REX):

Scott Acheychek

media@rexshares.com

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About REX

REX Shares, LLC owns the MicroSectorsTM trademark and designs exchange-traded products that help investors and traders diversify and manage risks. For more information please visit www.microsectors.com.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $744 billion as of April 30, 2018, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

About ICE Data Services

ICE Data Services is part of Intercontinental Exchange (NYSE: ICE) and offers end-to-end solutions for information, analytics, index services and connectivity, with a range of proprietary data and tools for global markets across fixed income, equities, commodities, FX and options.

ICE Data Services is the marketing name used for ICE Data Services, Inc. and its subsidiaries globally, including ICE Data Pricing & Reference Data LLC, Interactive Data (Europe) Ltd. and ICE Data Services Australia Pty Ltd. ICE Data Services is also the marketing name used for Credit Market Analysis Limited, ICE Data Indices, LLC, ICE Data Derivatives, Inc. and its subsidiaries globally and certain other data products and services offered by other subsidiaries of Intercontinental Exchange, Inc.

RELATED LINKS

www.microsectors.com

www.bmo.com
www.theice.com/fangplus

MicrosectorsTM and REXTM are registered trademarks of REX Shares, LLC (“REX”). NYSE® FANG+™ are trademarks of ICE Data Indices, LLC or its affiliates (“ICE Data”) and are used under a license. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The NYSE® FANG+™ Index is owned and administrated by ICE Data Indices, LLC, and has been licensed for use by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX, ICE Data, any of their respective affiliates or third party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the NYSE FANG+™ Index to track general market performance. ICE Data’s only relationship to Bank of Montreal with respect to the NYSE® FANG+™ Index is the licensing of the Index and certain trademarks, service marks and/or trade names of ICE Data. The NYSE® FANG+™ Index is determined, composed and calculated by ICE Data without regard to Bank of Montreal or the ETNs. ICE Data has no obligation to take the needs of Bank of Montreal or the owners of the ETNs into consideration in determining, composing or calculating the NYSE® FANG+™ Index. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. ICE Data makes no representations or warranties (i) regarding the advisability of investing in securities or futures contracts, and or (ii) that any such investment based upon the performance of the NYSE® FANG+ ™ Index particularly, or the ability of the NYSE® FANG+™ Index will accurately track index performance or provide positive investment returns.  Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.

Apple® is a registered trademark of Apple, Inc. Facebook® is a registered trademark of Facebook, Inc. Amazon® is a registered trademark of Amazon Technologies, Inc. Netflix® is a registered trademark of Netflix, Inc. Google® is a registered trademark of Google, Inc. Alibaba® is a registered trademark of Alibaba Group Holding Limited. Baidu® is a registered trademark of Baidu.com, Inc. Nvidia® is a registered trademark of Nvidia Corporation. Tesla® is a registered trademark of Tesla, Inc. Twitter® is a registered trademark of Twitter, Inc.

None of the foregoing entities are affiliated with, endorsed by, or sponsored by Intercontinental Exchange, or any of its subsidiaries or affiliates, and the inclusion of the entities does not evidence a relationship with those entities in connection with the Index, nor does it constitute an endorsement by those entities of the NYSE® FANG+™ Index or NYSE.